Mega Media Group, Inc.
1122 Coney Island Avenue
Brooklyn, NY 11235

July 7, 2009

Mr. Robert S. Littlepage
Accountant Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Mega Media Group, Inc. Item 4.02 Form 8-K Filed: June 19, 2009 File #: 0-28881

Dear Mr. Littlepage:

We are in receipt of your comment letter dated June 25, 2009 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

Form 8-K
Item 4.02

1.	Please amend your filing to disclose whether you discussed the restatement with your auditors in accordance with Item 4.02(a)(3) of Form 8-K.

Response:	We have revised our filing to disclose that we discussed the restatement with our auditors in accordance with Item 4.02(a)(3) of Form 8-K.

2.
Your disclosures provide little quantitative insight into the significance of your misstatements. Please amend your filing to disclose, at least, an estimated range of the value of the errors you have discovered to date that resulted in your determination that your financial statements filed for the period ended April 30, 2008 should no longer be relied upon.

Response:
We have revised our filing to disclose an estimated range of the value of the errors we have discovered to date that resulted in our determination that our financial statements filed for the period ended April 30, 2008 should no longer be relied upon. Details are as follows:

We restated our previously reported interest expense as a result of the incorrect calculations of beneficial conversion feature interest expense on notes issued for the three months ended April 30, 2008.

The consolidated financial statements have been restated to include items identified in the above. The following financial statement line items were impacted.

	As previously reported April 30, 2008	Restated April 30, 2008
Consolidated Balance Sheet
Additional paid-in capital	$7,998,512	$7,873,832
Accumulated deficit	$(11,226,675)	$(11,101,995)

	As previously reported Three months ended April 30 ,2008	Restated Three months ended April 30, 2008
Consolidated Statement of Operations
Interest expense	$ 731,995	$ 81,677
Beneficial conversion expense	--	$525,640
Net loss before tax credit	$(1,921,206)	$(1,796,526)
Net loss	$(1,921,206)	$(1,796,526)

The cumulative effect of the restatement was a reduction of additional Paid in Capital and beneficial conversion expense by $124,678, resulting in a reduction of a net loss and accumulated deficit by $124,678.

3.
When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

Response:	The Company does not believe that restatement affects the controls and procedures because it was a technical error in computing the beneficial conversion expense.

4.	We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

Response:	We intend to file the restated financial statements for the six months ended July 31, 2008 and nine months ended October 31, 2008 by the end of July 2009.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alex Shvarts
Alex Shvarts
President and Director